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                    SECURITIES AND EXCHANGE COMMISSION
                          Washington, D.C. 20549

                               SCHEDULE 13G
                Under the Securities Exchange Act of 1934
                            (Amendment No.__)*


                            Response USA, Inc.
                             (Name of Issuer)

                               Common Stock
                      (Title of Class of Securities)

                                761235506
                              (CUSIP Number)

                              April 6, 1998
         (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this
Schedule is filed:

/ / Rule 13d-1(b)

|X| Rule 13d-1(c)

/ / Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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1        NAMES OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only)

         Gabriel Capital, L.P.

2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)

                                                                       (a) / /
                                                                       (b) / /
3        SEC USE ONLY

4        CITIZENSHIP OR PLACE OF ORGANIZATION

         Delaware

      NUMBER OF        5             SOLE VOTING POWER
       SHARES
    BENEFICIALLY       6             SHARED VOTING POWER
      OWNED BY                       135,259
        EACH           7             SOLE DISPOSITIVE POWER
      REPORTING
       PERSON          8             SHARED DISPOSITIVE POWER
         WITH                        135,259

9        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                           135,259


10       CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
         (See Instructions)                           / /

11       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
                           2.3%

12       TYPE OF REPORTING PERSON (See Instructions)
                           PN


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CUSIP No.  761235506

1        NAMES OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only)

         Ariel Fund Limited

2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                                     (a) / /
                                                                     (b) / /
3        SEC USE ONLY

4        CITIZENSHIP OR PLACE OF ORGANIZATION

         Cayman Islands


      NUMBER OF        5      SOLE VOTING POWER
       SHARES
    BENEFICIALLY       6      SHARED VOTING POWER
      OWNED BY                199,541
        EACH           7      SOLE DISPOSITIVE POWER
      REPORTING
       PERSON          8      SHARED DISPOSITIVE POWER
         WITH                 199,541


9        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                           199,541

10       CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
                          (See Instructions)                           / /

11       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
                           3.4%

12       TYPE OF REPORTING PERSON (See Instructions)
                           CO


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CUSIP No.  761235506

1        NAMES OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only)

         Ariel Management Corp.

2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                                     (a) / /
                                                                     (b) / /
3        SEC USE ONLY

4        CITIZENSHIP OR PLACE OF ORGANIZATION

         Delaware


      NUMBER OF        5   SOLE VOTING POWER
       SHARES
    BENEFICIALLY       6   SHARED VOTING POWER
      OWNED BY             199,541
        EACH           7   SOLE DISPOSITIVE POWER
      REPORTING
       PERSON          8   SHARED DISPOSITIVE POWER
         WITH              199,541


9        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                           199,541

10       CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
                          (See Instructions)                           / /

11       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
                           3.4%

12       TYPE OF REPORTING PERSON (See Instructions)
                           CO


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CUSIP No.  761235506

1        NAMES OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only)

         J. Ezra Merkin

2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                                     (a) / /
                                                                     (b) / /
3        SEC USE ONLY

4        CITIZENSHIP OR PLACE OF ORGANIZATION

         United States


      NUMBER OF        5   SOLE VOTING POWER
       SHARES
    BENEFICIALLY       6   SHARED VOTING POWER
      OWNED BY             334,800
        EACH           7   SOLE DISPOSITIVE POWER
      REPORTING
       PERSON          8   SHARED DISPOSITIVE POWER
         WITH              334,800


9        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                           334,800

10       CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
                          (See Instructions)                           / /


11       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
                           5.7%

12       TYPE OF REPORTING PERSON (See Instructions)
                           IN


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Item 1.           (a)      Name of Issuer:

                           Response USA, Inc.

                  (b)      Address of Issuer's Principal Executive Offices:

                           11-H Princess Road
                           Lawrenceville, NJ 08648


Item 2. (a)(b)(c)Name of Person Filing; Address of Principal Business Office or, if none Residence; Citizenship:

                           This Schedule 13G is being filed jointly by Gabriel Capital L.P., a Delaware limited partnership ("Gabriel"), Ariel Fund Limited, a Cayman Islands corporation ("Ariel Fund"), Ariel Management Corp., a Delaware corporation ("Ariel") and the Investment Advisor of Ariel Fund, and J. Ezra Merkin ("Merkin"), the General Partner of Gabriel (collectively, the "Reporting Persons"). Merkin is also the sole shareholder, sole director and president of Ariel. The business address of each of Gabriel, Ariel and Merkin is 450 Park Avenue, New York, New York 10022 and the business address of Ariel Fund is c/o Maples & Calder, P.O. Box 309, Grand Cayman, Cayman Islands, British West Indies. Merkin is a United States citizen.

                  (d)      Title of Class of Securities:

                           Common Stock

                  (e)      CUSIP Number:

                           761235506

Item 3. If this statement is being filed pursuant to Rule 13d-1(b), or 13d-2(b), check whether the person filing is an:

                  (a)[ ] Broker or Dealer registered under Section 15 of
                         the Act
                  (b)[ ] Bank as defined in section 3(a)(6) of
                         the Act
                  (c)[ ] Insurance Company as defined in section 3(a)(19)
                         of the Act
                  (d)[ ] Investment Company registered under section 8 of
                         the Investment Company Act of 1940
                  (e)[ ] An Investment Adviser in accordance with Rule

                         13d-1(b)(1)(ii)(E)
                  (f)[ ] An Employee Benefit Plan or Endowment Fund in
                         accordance with Rule


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                         13d-1(b)(1)(ii)(F)
                  (g)[ ] A Parent Holding Company or Control Person in
                         accordance with Rule 13d-1(b)(ii)(G)
                  (h)[ ] A Savings Association as defined in Section 3(b)
                         of the Federal Deposit Insurance Act
                  (i)[ ] A Church Plan that is excluded from the
                         definition of an investment company under
                         Section 3(c)(14) of the Investment Company Act of 1940
                  (j)[ ] Group, in accordance with 13d-1(b)(1)(ii)(J)


Item 4.           Ownership:

                  (a)      Amount Beneficially Owned:  334,800*

                  (b)      Percent of Class:         5.7%

                  (c)      Number of Shares as to which such person has:

                           (i)  sole power to vote or direct the vote - 0

                          (ii)  shared power to vote or direct the vote -
                                334,800*

                         (iii) sole power to dispose or direct the disposition of - 0

                          (iv)  shared power to dispose or direct the
                                disposition of - 334,800*

                  *See Attachment A

Item 5.           Ownership of Five Percent or Less of a Class:

                           If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities check the following [ ]

Item 6.           Ownership of More than Five Percent on Behalf of Another
                  Person:

                  N/A


Item 7. Identification and Classification of the Subsidiary which Acquired the Security Being Reported on by the Parent Holding Company

                  N/A
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Item 8.           Identification and Classification of Members of the Group

                  N/A

Item 9.           Notice of Dissolution of Group

                  N/A

Item 10.          Certification

                           By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.


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Signature

                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                GABRIEL CAPITAL, L.P.

                                By: /s/ J. Ezra Merkin
                                    ----------------------------------------
                                         Title:  General Partner


                                ARIEL FUND LIMITED

                                By:  MEESPIERSON MANAGEMENT
                                        (CAYMAN) LIMITED

                                By: /s/ David Richardson and Martin Byrne
                                    ----------------------------------------
                                         Name:  David Richardson
                                         Title:  Director and Authorized
                                                    Signatory


                                ARIEL MANAGEMENT CORP.

                                By: /s/ J. Ezra Merkin
                                    ----------------------------------------
                                         Name:  J. Ezra Merkin
                                         Title:  President

                                 /s/ J. Ezra Merkin
                                 -------------------------------------------
                                 J. EZRA MERKIN

Dated:  April 15, 1998


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                               ATTACHMENT A

                  As of April 14, 1998, Gabriel is the beneficial owner of 135,259 shares of Common Stock, for a total beneficial ownership of 2.3% of the outstanding shares of Common Stock. As of April 14, 1998, Ariel Fund is the beneficial owner of 199,541 shares of Common Stock, for a total beneficial ownership of 3.4% of the outstanding shares of Common Stock. Ariel, as Investment Advisor to Ariel Fund, has the power to vote and to direct the voting of and the power to dispose and direct the disposition of the 199,541 shares of Common Stock owned by Ariel Fund. Accordingly, Ariel may be deemed to be the beneficial owner of 199,541 shares of Common Stock, or 3.4% of the outstanding shares of Common Stock. As the General Partner of Gabriel, Merkin has the power to vote and to direct the voting of and the power to dispose and direct the disposition of the 135,259 shares of Common Stock owned by Gabriel. In addition, as the sole shareholder and president of Ariel, Merkin may be deemed to have the power to vote and to direct the voting of and the power to dispose and direct the disposition of the 199,541 shares of Common Stock owned by Ariel Fund. Accordingly, Merkin may be deemed to be the beneficial owner of 334,800 shares of Common Stock, or 5.7% of the outstanding shares of Common Stock.




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                        AGREEMENT OF JOINT FILING

                           In accordance with Rule 13d-1(f) under the
Securities Exchange Act of 1934, as amended, the undersigned hereby agree to the joint filing with all other persons signatory below of a statement on Schedule 13G or any amendments thereto, with respect to the Common Stock of Response USA, Inc., and that this Agreement be included as an attachment to such filing.

                           This Agreement may be executed in any number of
counterparts each of which shall be deemed to be an original and all of which together shall be deemed to constitute one and the same Agreement.

                           IN WITNESS WHEREOF, the undersigned hereby execute
this Agreement on the 15th day of April, 1998.

                           GABRIEL CAPITAL, L.P.

                           By: /s/ J. Ezra Merkin
                              ---------------------------------------
                                    Title:  General Partner

                           ARIEL FUND LIMITED

                           By: MEESPIERSON MANAGEMENT
                               (CAYMAN) LIMITED

                           By: /s/ David Richardson and Martin Byrne
                              ---------------------------------------
                                 Name:  David Richardson and Martin Byrne
                                 Title: Director and Authorized Signatory

                           ARIEL MANAGEMENT CORP.

                           By: /s/ J. Ezra Merkin
                              ---------------------------------------
                                   Name:  J. Ezra Merkin
                                   Title:  President

                              /s/ J. Ezra Merkin
                              ---------------------------------------
                                J. EZRA MERKIN